AVALON RARE METALS INC. PRICES CDN$41,251,000 OFFERING

Toronto, ON –  July 27, 2011 –  Avalon Rare Metals Inc. (TSX and NYSE Amex: AVL) (“Avalon” or the “Company”) announced today that it has priced an underwritten public offering of 7,100,000 common shares at a price to the public of Cdn$5.81 per share with respect to shares initially offered in Canada and US$6.15 per share with respect to shares initially offered in the United States or in other countries outside of Canada.

The Company expects that the offering will yield gross proceeds, before expenses, of approximately Cdn$41,251,000 and intends to use the net proceeds of the offering for the completion of the bankable feasibility study on the Thor Lake Rare Metals Project, working capital and general corporate purposes. The offering is expected to close on or about August 3, 2011, subject to customary closing conditions, including the approval of the Toronto Stock Exchange and the NYSE Amex.  In connection with the offering, the Company also granted the underwriters a 30-day option to purchase up to 1,065,000 additional common shares at the applicable offering price to cover over-allotments, if any.

Citigroup Global Markets Inc. and Dahlman Rose & Company, LLC are acting as joint book-running managers for the offering and as the representatives of the several underwriters pursuant to the terms of an underwriting agreement entered into with the Company. The securities described above are being offered in Canada pursuant to a final prospectus supplement to a final base shelf prospectus dated May 4, 2011 filed with the securities regulators in each of the provinces and territories of Canada, other than Québec, and in the United States pursuant to a registration statement filed with the U.S. Securities and Exchange Commission (the “SEC”), which became effective on May 5, 2011.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. Copies of the final prospectus supplement and accompanying prospectus may be obtained, when available, at the SEC's website at www.sec.gov and on SEDAR at www.sedar.com.  A copy of the final prospectus supplement and accompanying prospectus relating to these securities may also be obtained when available from Citigroup Global Markets Inc., Brooklyn Army Terminal, 140 58th Street, 8th floor, Brooklyn, NY 11220 (Tel: 800-831-9146 or e-mail: batprospectusdept@citi.com) and from Dahlman Rose & Company, LLC, Attn: Prospectus Department, 1301 Avenue of the Americas, 44th Floor, New York, NY 10019 (Tel: 212-920-4521, email: prospectus@drco.com  or fax: 646-304-8824).

This news release contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation.  Forward-looking statements include, but are not limited to, statements with respect to the filing of a final prospectus supplement of the Company, completion of the offering, anticipated use of proceeds of the offering and the expected closing date of the offering.  Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.  Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking statements.  Forward-looking statements are based on assumptions management believes to be reasonable at the time such statements are made.  Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results to differ materially from those anticipated, estimated or intended.  Such forward-looking statements have been provided for the purpose of assisting investors in understanding the Company’s plans and may not be appropriate for other purposes.  Accordingly, readers should not place undue reliance on forward-looking statements.  The Company does not undertake to update any forward-looking statements that are contained herein, except in accordance with applicable securities laws.